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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Douglas G. Soderberg d/b/a Soderberg and Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Broadway
(No. and Street)

Lynnfield	MA	01940
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas G. Soderberg — 781-593-9511
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein and Muccio LLP
(Name — if individual, state last, first, middle name)

460 Totten Pond Road	Waltham	MA	02451
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DOUGLAS G. SODERBERG
A/K/A
SODERBERG AND COMPANY
(A SOLE PROPRIETORSHIP)

REPORT ON EXAMINATION
OF FINANCIAL STATEMENTS
DECEMBER 31, 2001

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

DECEMBER 31, 2001

C O N T E N T S


GOLDSTEIN
&
MUCCIO, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Douglas G. Soderberg
A/K/A Soderberg and Company (a sole proprietorship)
Lynnfield, Massachusetts

We have examined the statement of financial condition of Douglas G. Soderberg, A/K/A Soderberg and Company (a sole proprietorship), as of December 31, 2001, and the related statement of income, changes in proprietor's capital, and statement of cash flow for the year then ended. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Our examination was limited to the assets and liabilities recorded on the books of the proprietorship. We did not examine any of the assets and liabilities of the proprietorship that are not recorded on the books of account of the proprietorship as of December 31, 2001.

In our opinion, subject to the effect on the financial statements of the matter referred to in the preceding paragraph, the aforementioned financial statements present fairly the financial position of Douglas G. Soderberg, A/K/A Soderberg and Company (a sole proprietorship), at December 31, 2001, and the results of its operations and changes in its financial position for the year then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Also, we have examined the supplementary schedule on pages 9 and 10 and, in our opinion, it presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Goldstein and Muccio, LLP

Waltham, Massachusetts
January 21, 2002

460 Totten Pond Road • Waltham, MA 02451 • Tel: (781) 890-7718 • Fax: (781) 890-1224
Branch Office: 2500 Main Street • Tewksbury, MA 01876 • Tel: (978) 657-6006
Inside Massachusetts: 1-800-439-4270

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 23,016
Marketable securities	46,168
Total assets	$ 69,184

LIABILITIES AND PROPRIETOR'S CAPITAL

Subordinated liabilities	$ --
Proprietor's capital	69,184
Total liabilities and proprietor's capital	$ 69,184

The accompanying notes are an integral part of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME	
Commissions earned	$ 15,510
Dividend income	264
Interest income	490
Unrealized gains on securities	2,373
Realized losses on securities	(9,424)
Total income	$ 9,213
EXPENSES	
Dues and licenses	990
Office expense	5
Accounting expense	1,600
Total expenses	2,595
NET INCOME	$ 6,618

The accompanying notes are an integral part of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Proprietor's capital, at beginning of year	$ 82,566
Net income	6,618
Additional capital contribution	--
Withdrawals during the year	(20,000)
Proprietor's capital, at end of year	$ 69,184

The accompanying notes are an integral part of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2001

SOURCE (USES) OF CASH	
Operating activities	
Net income and cash provided by operations	$ 6,618
INVESTMENT TRANSACTIONS	
Marketable securities	6,786
Proprietorship withdrawn	(20,000)
Net cash used for investment transactions	(13,214)
NET DECREASE IN CASH	(6,596)
CASH AT BEGINNING OF YEAR	29,612
CASH AT END OF YEAR	$ 23,016

The accompanying notes are an integral part of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

Summary of Significant Accounting Policies

Marketable securities

Marketable securities are reflected in the financial statements at market value as of December 31, 2001.

Income Taxes

The Proprietorship is treated as an individual for tax purposes. As a result, the net income of the Proprietorship is reflected on the sole proprietor's individual income tax return and the sole proprietor is individually liable for his own tax payments.

Subordinated Liabilities

In the course of our examination of the financial statements, there was no evidence of any liabilities subordinated to the claims of general creditors for the year ended December 31, 2001.

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Proprietorship is required to maintain a minimum net capital as defined under such provisions. At December 31, 2001 the Proprietorship had net capital and excess net capital of $62,259 and $57,259, respectively.

Related Party Transactions

The Proprietorship is a tenant at will and utilizes the facilities of a related party in conducting its business and maintaining its books and records. There is no rental fee for the use of these facilities for the year ended December 31, 2001.

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

Other Matters

The Proprietorship is exempt from "reserve requirements" pursuant to Rule 15c3-1, $2,500 capital category, of the Securities and Exchange Act of 1934.

The Proprietorship did not have control of customer securities as of the report date pursuant to the information for possession or control requirements of Rule 15c3-3 of the Securities and Exchange Act of 1934.

No material differences exist between the audited computation of net capital and the broker/dealer's corresponding unaudited report.

The Proprietorship was required to make the minimum contribution of $150 to the Securities Investors Protection Corporation.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

ADDITIONAL INFORMATION

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

COMPUTATION OF NET CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Total proprietor's capital from statement of financial condition		$ 69,184
Deduct proprietor's capital not allowable for net capital		--
Total proprietor's capital qualified for net capital		69,184
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
Other (deductions) or allowable credits		--
Total capital and allowable subordinated liabilities		$ 69,184
Deductions and/or charges:		
Total non-allowable assets from statement of financial conditions	$ --	
Additional charges for customers' and non-customers' security and commodity accounts	--	
Aged fail-to-deliver		
Secured demand note deficiency	--	
Commodity futures contracts and spot commodities-proprietary capital charges	--	
Other deductions and/or charges	--	
Deductions for accounts carried under Rule 15c3-1 (A)(6), (A)(7) and (c)(2)(X)	--	
Total deductions and/or charges		--
Net capital before haircuts on securities positions		$ 69,184

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

COMPUTATION OF NET CAPITAL
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital before haircuts on securities positions		$ 69,184
Haircuts on securities:		
Contractual securities commitments	$ --	
Subordinated securities borrowings	--	
Trading and investment securities		
Bankers acceptances, certificates of deposits and commercial paper	--	
U. S. and Canadian government obligations	--	
State and municipal government obligations	--	
Corporate obligations	--	
Stocks and warrants	--	
Options	--	
Other securities	6,925	
Undue concentrations	--	
Other	--	
Total haircuts on securities		6,925
Net capital		$ 62,259